Exhibit 99.1

GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR FURTHER INFORMATION:
Wednesday, July 21, 2010	James A. Graner (612) 623-6635
GRACO REPORTS SECOND QUARTER SALES AND EARNINGS
REVENUE GROWTH DRIVES IMPROVED RESULTS
MINNEAPOLIS, MN (July 21, 2010) - Graco Inc. (NYSE: GGG) today announced results for the quarter and six months ended June 25, 2010.
Summary
$ in millions except per share amounts

	Thirteen Weeks Ended			Twenty-six Weeks Ended

	June 25,	June 26,	%	June 25,	June 26,	%

	2010	2009	Change	2010	2009	Change

Net Sales	$192.1	$147.7	30%	$356.8	$285.6	25%

Net Earnings	24.8	11.6	113%	45.4	14.4	215%

Diluted Net Earnings per Common Share	$0.41	$0.19	116%	$0.74	$0.24	208%
•	All divisions and regions had double-digit percentage revenue growth for the quarter and year-to-date.

•	Year-to-date gross margin rate of 53 1/2 percent was 5 1/2 percentage points higher than last year’s first-half rate.

•	Net earnings as a percentage of sales increased to 13 percent for the year-to-date, up from 5 percent for the comparable period last year.
“Revenue growth continued to drive improved earnings in the second quarter,” said Patrick J. McHale, President and Chief Executive Officer. “Sales gains were strong worldwide, with Asia Pacific leading the way with a 53 percent increase over last year. New product introductions led to improved results for the Contractor segment and solid sales growth continued in the Industrial and Lubrication segments.”
Consolidated Results
Sales for the quarter increased 25 percent in the Americas, 27 percent in Europe (33 percent at consistent translation rates) and 53 percent in Asia Pacific (47 percent at consistent translation rates). Translation rates did not have a significant impact on the overall sales increase of 30 percent. Year-to-date sales increased 17 percent in the Americas, 22 percent in Europe and 59 percent in Asia Pacific (51 percent at consistent translation rates). The overall year-to-date growth rate of 25 percent included 2 percentage points from translation.
Gross profit margin, expressed as a percentage of sales, was 53 percent for the quarter and 53 1/2 year-to-date, up from 49 1/2 percent and 48 percent, for the comparable periods last year, respectively. Higher production volume in 2010 was the major factor in the improvement in both the quarter and year-to-date rates. Costs related to workforce reductions lowered the 2009 first-half gross margin rate and the favorable effects of currency translation contributed to the increase in the 2010 year-to-date rate. Selling price increases, lower material and pension costs, and divisional mix also contributed to the increase in margin rates.
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Exhibit 99.1
Page 2 GRACO
Total operating expenses were up $7 million year-to-date. Improved results drove the increase, mainly from higher incentives expense, partially offset by lower pension expense.
The year-to-date effective income tax rate of 35 percent for 2010 was higher than the 32 percent rate for the comparable period of 2009. The federal R&D credit has not been renewed for 2010, so no credit is included in the 2010 rate.
Segment Results
Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Twenty-six Weeks

	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication

Net sales (in millions)	$100.5	$73.8	$17.8	$197.3	$124.6	$35.0

Net sales percentage change from last year	37%	22%	28%	33%	16%	20%

Operating earnings as a percentage of net sales

2010	29%	18%	10%	30%	15%	10%

2009	18%	20%	(12)%	17%	12%	(11)%
All segments had double-digit percentage sales growth for the quarter and year-to-date. The Industrial segment had strong increases in all regions, including a 54 percent increase for the quarter in Asia Pacific (63 percent year-to-date). Stocking shipments of new products contributed to strong second quarter sales in Contractor (up 22 percent for the quarter and 16 percent year-to-date). Costs and expenses related to the new product introduction contributed to a small decrease in Contractor’s operating earnings as a percentage of sales. Lubrication sales increased 28 percent for the quarter and 20 percent year-to-date, with large increases on small bases in Europe and Asia Pacific. Improved year-to-date operating earnings of all segments reflect the effects of higher sales and the lower cost structure resulting from workforce and other spending reduction actions taken in the fourth quarter of 2008 and the first quarter of 2009.
Outlook
“Investments in new product development, international sales people and our global distribution channel are paying dividends in the form of improved results,” said Patrick J. McHale, President and Chief Executive Officer. “We saw strong growth in Asia Pacific and Europe in the second quarter, and Industrial segment sales increased by 37 percent. We expect that activity in Asia will remain strong. While second quarter is generally the strongest quarter for our Contractor business, we look for modest improvement in end markets in the Americas and Europe over the last half of 2010.”
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Exhibit 99.1
Page 3 GRACO
Cautionary Statement Regarding Forward-Looking Statements
A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company’s Annual Report to shareholders, which reflects the Company’s current thinking on market trends and the Company’s future financial performance at the time it is made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.
The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company’s Annual Report on Form 10-K for fiscal year 2009 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov.
Conference Call
Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 22, 2010, at 11:00 a.m. ET, to discuss Graco’s second quarter results.
A real-time Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.
For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on July 22, 2010, by dialing 800.406.7325, Conference ID #4323043, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3030, with the same Conference ID #. The replay by telephone will be available through July 25, 2010.
Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.
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Exhibit 99.1
Page 4 GRACO
GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended

(in thousands, except per share amounts)	June 25,	June 26,	June 25,	June 26,

	2010	2009	2010	2009

Net Sales	$192,088	$147,712	$356,809	$285,592

Cost of products sold	90,168	74,704	165,594	148,256

Gross Profit	101,920	73,008	191,215	137,336

Product development	9,472	9,781	18,946	19,832

Selling, marketing and distribution	32,647	28,292	61,807	60,225

General and administrative	20,592	16,489	38,547	32,704

Operating Earnings	39,209	18,446	71,915	24,575

Interest expense	1,041	1,221	2,121	2,587

Other expense (income), net	(268)	91	(107)	686

Earnings Before Income Taxes	38,436	17,134	69,901	21,302

Income taxes	13,600	5,500	24,500	6,900

Net Earnings	$24,836	$11,634	$45,401	$14,402

Net Earnings per Common Share

Basic	$0.41	$0.19	$0.75	$0.24

Diluted	$0.41	$0.19	$0.74	$0.24

Weighted Average Number of Shares

Basic	60,597	59,903	60,402	59,770

Diluted	61,184	60,183	60,948	60,043

Segment Information (Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended

	June 25,	June 26,	June 25,	June 26,

	2010	2009	2010	2009

Net Sales

Industrial	$100,461	$73,334	$197,253	$148,566

Contractor	73,782	60,386	124,579	107,834

Lubrication	17,845	13,992	34,977	29,192

Total	$192,088	$147,712	$356,809	$285,592

Operating Earnings

Industrial	$29,565	$13,435	$60,039	$24,930

Contractor	13,203	12,043	18,086	13,282

Lubrication	1,868	(1,745)	3,575	(3,181)

Unallocated corporate (expense)	(5,427)	(5,287)	(9,785)	(10,456)

Total	$39,209	$18,446	$71,915	$24,575

All figures are subject to audit and adjustment at the end of the fiscal year.
The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com
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